Exhibit 99.18

Media Release

FOR IMMEDIATE RELEASE

Princess Margaret Cancer Center Receives Health Canada Clearance to
Begin Investigator-Sponsored Phase 2 Ovarian Cancer Study Evaluating
Immunovaccine’s DPX-Survivac with Merck’s Pembrolizumab

Halifax, Nova Scotia; April 11, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that University Health Network’s Princess Margaret Cancer Centre (PM) has received Health Canada clearance to initiate a clinical study evaluating immunotherapies from Immunovaccine and Merck (known as MSD outside the United States and Canada). The Phase 2 triple-combination therapy trial is designed to evaluate the potential anti-tumor activity of Merck’s pembrolizumab with Immunovaccine’s lead cancer vaccine candidate, DPX-Survivac, in patients with recurrent, platinum-resistant ovarian cancer. Patients will also receive low-dose cyclophosphamide.

“There continues to be a significant unmet medical need for many ovarian cancer patients and we are pleased to have Health Canada grant clearance for this triple-combination therapy trial, which may be a means to address the complexities of the disease,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “Research has shown that ovarian cancer can be positively impacted by the activation of T cells – the hallmark of our DPX-Survivac mechanism of action. We believe that DPX-Survivac is uniquely positioned to be the enabling agent of choice, with a novel, clinically demonstrated ability to generate relevant, sustained immune responses. The initiation of this trial will mark the next stage of development for an exciting triple-combination therapeutic approach.”

Merck is funding and contributing materials for the non-randomized, open-label trial, which is expected to enroll 42 subjects with advanced epithelial ovarian, fallopian tube or primary peritoneal cancer. Immunovaccine is contributing its product candidate as well as a related portion of analytical assays. The study’s primary objective is to assess overall response rate (ORR). Secondary study objectives include progression free survival (PFS) rate, overall survival (OS) rate, and potential side effects, over a five-year period.

DPX-Survivac is Immunovaccine’s lead immuno-oncology candidate, generated by its novel proprietary DepoVax™ adjuvanting technology platform. The DPX-Survivac target, survivin, is present in more than 20 types of solid tumor and hematologic cancers. It is involved in multiple critical pathways of cancer cell growth and survival. Prior results from a Phase 1/1b study indicated that DPX-Survivac combined with a low dose of cyclophosphamide was highly immunogenic in individuals with high-risk ovarian cancer, inducing survivin- specific T cell immune responses in most trial participants.

About DPX-Survivac

DPX-Survivac consists of survivin-based peptide antigens formulated in the DepoVax™ adjuvanting platform. The National Cancer Institute (NCI) has recognized survivin as a promising tumor-associated antigen (TAA) because of its therapeutic potential and its cancer specificity. Survivin is broadly over-expressed in multiple cancer types in addition to ovarian cancer, including breast, colon and lung cancers. Survivin plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. Survivin is also a prognostic factor for many cancers and it is found in a higher percentage of tumors than other TAAs.

The DPX-Survivac vaccine is thought to work by eliciting a cytotoxic T-cell immune response against cells presenting survivin peptides. This targeted therapy attempts to use the immune system to search actively and specifically for tumor cells and destroy them. Survivin-specific T-cells have been shown to target and kill survivin-expressing cancer cells while sparing normal cells.

DPX-Survivac received Fast Track designation by the FDA as maintenance therapy in individuals with advanced ovarian, fallopian tube, and peritoneal cancer who have no measureable disease following surgery and front-line platinum/taxane chemotherapy to improve their progression-free survival. The FDA also granted orphan drug status to DPX-Survivac for the treatment of ovarian cancer. This designation is valid for all applications of DPX-Survivac in ovarian cancer without restriction to a specific stage of disease.

About the Princess Margaret Cancer Centre of the Toronto Hospital

The Princess Margaret Cancer Centre has achieved an international reputation as a global leader in the fight against cancer and delivering personalized cancer medicine. The Princess Margaret, one of the top five international cancer research centres, is a member of the University Health Network, which also includes Toronto General Hospital, Toronto Western Hospital, Toronto Rehabilitation Institute and the Michener Institute for Education; all affiliated with the University of Toronto. For more information, go to www.theprincessmargaret.ca or www.uhn.ca.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com